EXHIBIT 99.1

T 604.682.3701	Suite 900, 570 Granville Street
F 604.682.3600	Vancouver, BC V6C 3P1	www.levon.com

March 26, 2012	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

APPOINTMENT OF NEW CHIEF FINANCIAL OFFICER

Levon Resources Ltd (“Levon” or the “Company”) wishes to announce the appointment of Ms. Annie Chan, CA to succeed Ms. Lisa Sharp as Chief Financial Officer of the Company.

Ms. Annie Chan is a Chartered Accountant with significant experience working with public mining and resource-based companies.  Before joining Levon, she was a consultant for two mining companies listed on the TSX providing financial reporting, regulatory compliance and advisory services.  Ms. Chan has a public practice accounting background and worked as an assurance manager with a focus on the audit of public mining companies.  Ms. Chan obtained her Bachelor of Commerce degree from the Sauder School of Business in the University of British Columbia.

The Company would like to take this opportunity to thank Ms. Sharp for her contributions to the Company throughout her years of service and we wish her the very best in her future endeavor.

About Levon Resources Ltd.

Levon is a gold and precious metals exploration company, exploring the Cordero bulk tonnage silver, gold, zinc and lead project, near Hidalgo Del Parral, Chihuahua, Mexico. The Company also holds interests in three mineral properties located in British Columbia, Canada, the Congress property, the Goldbridge  property (also known as the BRX claims) and the Wayside claims, also three mineral properties located in Nevada, USA, namely the Eagle claims, the Norma Sass, and the Ruf claims. For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website at www.levon.com

ON BEHALF OF THE BOARD

LEVON RESOURCES LTD.

"Ron Tremblay"
______________________________
Ron Tremblay
President and CEO

This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement, except as required by applicable laws.